UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new actions to strengthen resilience

Rio de Janeiro, April 1, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on  the release disclosed on 03/26/2020, informs that due to the contraction of oil and oil products demand it has decided to adopt new measures that comprise reduction of oil production, postponement of cash disbursement and reduction of costs.

As of today, oil production will be cut by 200,000 barrels per day, a volume that includes the reduction announced on 03/26/2020.

For the definition of the fields that will have their production reduced, Petrobras will take into consideration the market and operational conditions. The duration of the constraint, as well as potential increases or decreases, will be continuing evaluated.

The company is also adjusting the oil processing in its refineries, aligned to oil products demand.

As part of the actions to achieve the reduction already announced of US$ 2 billion in 2020 of operating expenses, there were additional decisions to safe around R$ 700 million from personnel expenses:

•	Postponement of payment, between 10% to 30%, of the monthly remuneration of other employees with managerial position (managers, coordinators, consultants and supervisors);
•	Temporary change of shift work and on-call shift to administrative work of around 3,200 employees;
•	Temporary reduction in working hours, from 8 hours to 6 hours, of around 21,000 employees.

Transpetro, a wholly-owned subsidiary of Petrobras, also approved a resilience plan, which comprises of measures to reduce its cost structure, both for operating expenses and investments, postponing or optimizing disbursements, in the amount of R$ 507 million in 2020.

Petrobras reinforces its commitment to managing its portfolio and to its strategy supported by the five pillars: maximizing the return on capital, reduction of the cost of capital, relentless search for low costs, meritocracy and respect for people, environment and safety. The current crisis highlights the importance of these pillars that must continue to be implemented with even more focus and intensity.

The company continues monitoring the market and, if necessary, will make new adjustments always ensuring safety conditions for people, operations and processes.

Petrobras will keep the markets informed about future movements.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer